貝兒・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

2008 MAR 21 P 1:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



08001410

Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
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**Europe &
Middle East**
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

**North & South
America**
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
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Tijuana
Toronto
Valencia
Washington, DC

March 13, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

**Re: Huadian Power International Corporation Limited (the "Company") –
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange
Act of 1934 (File Ref.: 82-4932)**

This letter and the enclosed materials are furnished to the Commission pursuant to the
referenced exemption from the registration requirements of Section 12(g) of the
Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to
foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the
Company which were made public since our letter dated March 6, 2008, copies of which
are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the
Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-
852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank
you for your attention to this matter.

Very truly yours,

P.P.

Chun-Hui Lin / Mark Herz

Encl.

PROCESSED

MAR 2 6 2008

**THOMSON
FINANCIAL**

3/15

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***

SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
CHEUK YAN LEUNG
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY

ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN
LAWYERS
JENNIFER JIA CHEN
(NEW YORK)
SCOTT D. CLEMENS
(NEW YORK)
STANLEY JIA
(NEW YORK)
ANDREAS W. LAUFFS
(NEW YORK)
WON LEE
(NEW YORK)
FLORENCE LI
(NEW YORK)
MARCO MARAZZI
(ITALY)

JULIE JIMMERSON PENG
(CALIFORNIA)
ALLEN TZO CHING SHYU
(ILLINOIS)
JOSEPH T. SIMONE
(CALIFORNIA)
BRIAN SPIRES
(MARYLAND)
HOWARD WU
(CALIFORNIA)
SIMONE W. YEW
(CALIFORNIA)
WINSTON K.T. ZEE
(WASHINGTON, DC)
DANIAN ZHANG
(WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non Resident in Hong Kong

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on March 6, 2008:

1. Notification of Board Meeting, released on March 12, 2008.



華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") hereby announces that the 26th meeting of the 4th session of the Board will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC （中國北京市宣武區菜園街1號北京中環假日酒店） at 9:00 a.m. on Tuesday, 25 March 2008 for the purposes of, among other matters, announcing the annual results of the Company and its subsidiaries for the year ended 31 December 2007.

By order of Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
12 March 2008

* For identification only

